Exhibit 1.6

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Pirelli & C. Real Estate S.p.A. securities referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Pirelli & C. Real Estate S.p.A. securities are intended to be made available within the United States in connection with the reorganization pursuant to an exemption from the registration requirements of the Securities Act.

The business combination described herein relates to the securities of a foreign company. The business combination is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Pirelli & C. Real Estate S.p.A. and Pirelli & C. S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The materials attached herein may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in the materials attached herein and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and global business, market share, financial results and other aspects of the activities and situation relating to Pirelli & C. Real Estate S.p.A. Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Readers are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of the materials. Pirelli & C. S.p.A. undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of the materials.

PRESS RELEASE

THE BOARD OF DIRECTORS OF PIRELLI & C. SPA APPROVES FINANCIAL STATEMENTS AS OF  30 JUNE 2010:

•    FIRST HALF OPERATING RESULTS SIGNIFICANTLY IMPROVED OVER THE SAME PERIOD OF 2009

•    IN THE SECOND QUARTER PIRELLI TYRE REPORTS RECORD QUARTERLY OPERATING PROFIT

•    2010 TARGETS OF PIRELLI GROUP AND PIRELLI TYRE RAISED AGAIN:

PIRELLI GROUP: 2010 REVENUE TARGET IMPROVED (EXCLUDING PIRELLI RE) TO 4.8-4.9 BILLION EUROS, COMPARED WITH 4.6-4.7 BILLION EUROS ESTIMATED IN MAY, WITH EBIT OF ABOUT 7% (IN MAY TARGET WAS AT LEAST 6.5%);
INVESTMENTS RISING TO MORE THAN 350 MILLION EUROS FROM MORE THAN 300 MILLION EUROS, WITH CONFIRMATION OF THE TARGET FOR A NET FINANCIAL POSITION OF – 700 MILLION EUROS

PIRELLI TYRE: 2010 REVENUE TARGET RAISED, REVENUES EXPECTED TO RISE ORGANICALLY UP TO 15%, COMPARED WITH A TARGET OF MORE THAN 10% ORGANIC GROWTH ESTIMATED IN MAY;
EBIT IN ABSOLUTE VALUE EQUAL TO AT LEAST 360 MILLION EUROS COMPARED WITH  320-330 MILLION EUROS ESTIMATED IN MAY

•    BOND ISSUE APPROVED, TO TAKE PLACE WITHIN 12 MONTHS, POSSIBLY IN MORE THAN ONE INSTALLMENT, OF UP TO 800 MILLION EUROS TO OPTIMIZE THE DEBT STRUCTURE

 CARLO PURI NEGRI RESIGNS. VITTORIO MALACALZA COOPTED TO THE BOARD OF DIRECTORS

PIRELLI & C. GROUP

•     REVENUES: +19.8% TO 2,426.5 MILLION EUROS (2,026.2 MILLION EUROS AS OF 30 JUNE 2009)

•    EBIT: +62.8% TO 193.4 MILLION EUROS (118.8 MILLION EUROS AS OF 30 JUNE 2009)

•    NET INCOME OF CONTINUING OPERATIONS 80.8 MILLION EUROS, MORE THAN DOUBLE COMPARED WITH 30.3 MILLION EUROS IN THE FIRST HALF OF 2009

•    TOTAL CONSOLIDATED NET RESULT NEGATIVE FOR 175.6 MILLION EUROS DUE TO ACCOUNTING EFFECT OF THE SEPARATION OF PIRELLI RE (NEGATIVE FOR 256.4 MILLION EUROS)

•    OPERATING CASH FLOW POSITIVE FOR 55.6 MILLION EUROS (-18.5 MILLION EUROS IN THE FIRST HALF OF 2009); INVESTMENTS UP TO 135.5 MILLION EUROS (65.4 MILLION EUROS IN THE FIRST HALF OF 2009); NET FINANCIAL POSITION NEGATIVE FOR 696.9 MILLION EUROS (-528.8 MILLION EUROS AS OF 31 DECEMBER 2009)

PIRELLI TYRE

•    REVENUES: +21.4% TO 2,325.3 MILLION EUROS (1,915.9 MILLION EUROS IN THE FIRST HALF OF 2009); OPERATING INCOME: +59% TO 217.3 MILLION EUROS (136.8 MILLION EUROS IN THE FIRST HALF OF 2009), WITH EBIT MARGIN RISING TO 9.3% FROM 7.1%

•    REVENUES IN THE SECOND QUARTER: +22.9% TO 1,215.3 MILLION EUROS (989.0 MILLION EUROS IN THE SECOND QUARTER OF 2009); OPERATING INCOME: +54% TO 121.8 MILLION EUROS (79.3 MILLION EUROS IN THE SECOND QUARTER OF 2009), WITH EBIT MARGIN RISING TO 10% FROM 8%

Milan, 29 July 2009 – The Board of Directors of Pirelli & C. SpA, which met today, reviewed and approved the half-year financial statements as of 30 June 2010.

The half showed a significant improvement in operating results compared with the corresponding period of the previous year, thanks in particular to growth in sales volumes of Pirelli Tyre, already observed starting from the last months of 2009, and to the continuous benefits deriving from operating efficiency actions started in 2008 and continued in the years that followed.

Overall, the group closed the half with revenues of 2,426.5 million euros, up 19.8% compared with the corresponding period of 2009, and operating income post restructuring charges of 193.4 million euros, with an increase of 62.8%. The EBIT margin improved to 8% from 5.9% in the first half of 2009. In the first half, the net result not including businesses classified as ‘discontinued operations’ more than doubled to 80.8 million euros compared with 30.3 million euros in the corresponding period of 2009.

The continued growth in volumes and the price/mix component, which more than compensated the rise in the cost of raw materials, allowed Pirelli Tyre to register a significant improvement in operating results. In the second quarter in particular Pirelli Tyre reported the best quarterly operating result in its history, amounting to 121.8 million euros (+54% compared with the same period in 2009), or 10% of sales (8% in the 2009 period), with revenues up 22.9% to 1,215.3 million euros. In the first half, EBIT post restructuring charges reached 217.3 million euros, up 59% compared with 136.8 million euros in the first half of 2009, with a margin of 9.3% (7.1% in the first half of 2009) on sales of 2,325.3 million euros (+21.4% compared with the first half of 2009).

On 23 June Pirelli was selected as sole Formula 1 tyre supplier for the 2011-2013 three-year period. Formula 1 will become an important driver to bring out further value from the Pirelli brand and for its commercial and industrial growth, without bringing about changes to the financial plans of the company. For the 2011-2013 period Pirelli also won exclusive supply of the GP2 World Championship Series, which, in addition to the GP3 Series Pirelli supplies already this year, makes Pirelli the official supplier of the most prestigious single-seater world championship competitions.

Within the context of the process of focusing on core industrial activities in the tyre sector, the Board of Directors of Pirelli & C. resolved upon, during the first half, a plan for separation of Pirelli RE, approved by the extraordinary shareholders’ meeting of 15 July 2010. The transaction will improve the equity structure and the financial structure of the Pirelli group, will simplify the corporate structure of Pirelli & C., and will allow for a more immediate reading of the industrial strategy and of financial data of the Pirelli group by the market. As per IFRS principles, the ‘discontinued operations’ accounted for in the first half, in addition to the net result of Pirelli RE (a loss of 20.4 million euros in the first half) also include the accounting effects of the separation, referring to alignment to market value as of 30 June 2010 of the assets of Pirelli RE. The accounting effects deriving from that impact, negative for a total of 256.4 million euros, determine a consolidated net result for Pirelli & C. that is negative for 175.6 million euros, compared to a loss of 12.4 million euros in the first half of 2009. The attributable net loss was 165.5 million euros, compared with attributable net profit of 6.3 million euros in the same period of 2009.

In the first half, the net consolidated cash flow from operations was positive for 55.6 million euros (negative for 18.5 million euros in the first half of 2009), despite investments that nearly doubled compared with the same period in 2009 (135.5 million euros, compared with 65.4 million euros), particularly within the context of projects for increasing manufacturing capacity. The net financial position of the group as of 30 June 2010 was negative for 696.9 million euros, compared with -528.8 million euros at the end of December 2009 (-678.4 million euros as of 31 March 2010), with a difference essentially attributable to the cash out for restructuring (44.4 million euros) and dividends distributed (85.1 million euros).

Due to the separation of Pirelli Real Estate, approved by the Board of Directors on 4 May 2010 and by the shareholders’ meeting of 15 July 2010, the assets of the Pirelli Real Estate group have been considered “discontinued operations” and are represented in the profit and loss statement in a single item, which includes: the net result of Pirelli Real Estate, the fair value adjustment of Pirelli Real Estate assets, and the costs directly linked to the transaction. This item is included only in the net result of the group. For the purposes of comparative representation, 2009 figures have been reclassified in the same way.

Pirelli & C. SpA Group

At consolidated level, revenues as of 30 June 2010 amounted to 2,426.5 million euros, up 19.8% compared with 2,026.2 million euros in the first half of 2009.
In the second quarter, in particular, revenues were 1,264.0 million euros, up 21.9% compared with 1,037 million euros in the second quarter of 2009.

EBIT in the first half, including restructuring charges amounting to 7.9 million euros (9.7 million euros as of 30 June 2009), stood at 193.4 million euros, up 62.8% compared with 118.8 million euros in the same period of 2009. The EBIT margin on sales was 8%, showing significant improvement compared with 5.9% in the first half of 2009. In the second quarter, in particular, EBIT including restructuring charges stood at 105.6 million euros, up 51.3% compared with 69.8 million euros in the second quarter of 2009, with the margin on sales rising to 8.4% from 6.7%.

Net income excluding discontinued operations stood at 80.8 million euros, more than double  the 30.3 million euros of the first half of 2009.

Including the impact of discontinued operations (Pirelli RE), negative for 256.4 million euros (202.9 million euros due to alignment of book value to market value, 32.9 million euros for cancellation of goodwill in the consolidated accounts of Pirelli & C. and allocation of the same to Pirelli RE, and 0.2 million euros for costs directly linked to the transaction, together with the net result of PIrelli RE, a loss of 20.4 million euros), the total consolidated net result was a loss of 175.6 million euros, while the net result attributable to Pirelli & C. SpA was a loss of 165.5 million euros (compared with attributable net income of 6.3 million euros as of 30 June 2009).

Consolidated net equity as of 30 June 2010 was 2,316.3 million euros, compared with 2,494.7 million euros at the end of 2009 and 2,596.0 million euros as of 31 March 2010. Consolidated net equity attributable to Pirelli & C. SpA amounted to 2,004.9 million euros compared with 2,175.0 million  euros at the end of 2009 and 2,271.8 million euros as of 31 March 2010.

In the half, net cash flow from operations was positive for 55.6 million euros (negative for 18.5 million euros in the first half of 2009), despite investments around double those in the same period of 2009 (135.5 million euros compared with 65.4 million euros previously) in particular for projects to increase manufacturing capacity. The net financial position of the group as of 30 June 2010 was negative for 696.9 million euros compared with -528.8 million euros at the end of December 2009 (-678.4 million euros as of 31 March 2010), with a difference that can be attributed mainly to the cash out for restructuring costs (44.4 million euros) and dividends distributed (85.1 million euros).

The group counted 30,989 employees as of 30 June 2010, compared with 29,570 as of 31 December 2009 and 30,054 as of 31 March 2010.

Pirelli Tyre

Revenues of Pirelli Tyre as of 30 June 2010 amounted to 2,325.3 million euros, up  21.4% compared with 1,915.9 million euros in the same period of 2009. On a like-for-like basis, revenue grew 18.2% in the first half, with a positive contribution both in volumes (+12.3%) and in price/mix (+5.9%). Exchange rate effects determined an increase of 3.2%, mainly due to strengthening of the Brazilian currency compared with the average of the first half of 2009, and, in the second quarter, due to strengthening of the dollar against the euro.

In the second quarter, in particular, sales stood at 1,215.3 million euros, up 22.9% compared with 989.0 million euros in the second quarter of 2009. In that period, the organic increase was 17.6%, with volumes up 7.5% and price/mix up 10.1%. The positive contribution of the exchange rate in the quarter amounted to 5.3%.

Overall, there was significant growth in both business segments: in the Consumer segment, revenue grew 17.8% (+16.5% in the first quarter and +19.1% in the second quarter), while in the Industrial segment the increase amounted to 30.3% (+28.4% in the first quarter and +32% in the second quarter).

EBITDA before restructuring charges stood at 323.9 million euros, up 34.5% compared with 240.8 million euros in the first half of 2009, with a margin on sales of 13.9% (12.6% as of 30 June 2009). In the second quarter in particular, EBITDA amounted to 177.5 million euros (133.0 million euros in the second quarter of 2009), with an improvement in the EBITDA margin to 14.6% from 13.4% in the corresponding period of 2009.

EBIT before restructuring charges amounted to 225.2 million euros, up 54% from 146.5 million euros in the first half of 2009, or 9.7% of sales (the EBIT margin was 7.6% as of 30 June 2009). In the second quarter, in particular, the EBIT margin before restructuring charges stood at  10.5%, compared with 8.6% in the second quarter of 2009.

EBIT after restructuring charges in the first half amounted to 217.3 million euros, up 59% from 136.8 million euros in the first half of 2009, with a margin on sales of 9.3% compared with 7.1% in the first half of 2009. In the second quarter, in particular, EBIT after restructuring charges amounted to 121.8 million euros, up 54% over 79.3 million euros in the corresponding period of 2009 and with a margin rising to 10% from 8% in the second quarter of 2009.

Net profit as of 30 June 2010 amounted to 110.4 million euros (after financial charges of 38.7 million euros and tax of 68.6 million euros), doubled from the 54.2 million euros in the first half of 2009. In the second quarter, net profit was 60.3 million euros compared to 39.6 million euros in the corresponding period of 2009.

The net financial position was negative for 1,212.9 million euros, compared with 1,122.5 million euros as of 31 March 2010 (1,027.3 million euros at the end of 2009), following payment of dividends of 156.0 million euros to the parent company. Net cash flow, before the dividends, was negative in the first half for 29.6 million euros (positive for 65.6 million euros in the second quarter). Overall in the half, net operating cash flow was negative for 10.7 million euros, compared with a negative figure of 88 million euros in the first half of 2009. The increase in investments – more than doubled to 132 million euros from 64 million euros in the first half of 2009 and mainly linked to plans to increase manufacturing capacity in Brazil and Romania and to work on the new manufacturing site in Settimo Torinese in Italy – was balanced by improvement in operating results and by more efficient management of working capital even while in a period of growth of the business.

In the Consumer business (Car/Light Truck and Motorcycle tyres), revenues in the half-year period amounted to 1,616.7 million euros, up 17.8% compared with 1,372 million euros in the first half of 2009, while the operating income from ordinary business before restructuring charges stood at 154.2 million euros (96.4 million euros in the first half of 2009), or 9.5% of sales (7% in the corresponding period of 2009). The increase in sales volumes amounted to 10.5%, while there was a positive variation in the price/mix component of 5.0%, with consequent organic growth of sales revenue of 15.5%. The positive variation from exchange rates was 2.3%.

In the second quarter, in particular, revenues stood at 835.8 million euros, up 19.1% compared with 701.5 million euros in the corresponding period of 2009 and with improvement in profitability both in terms of absolute value

(EBIT before restructuring charges rose to 84.7 million euros from 54.5 million euros) and in percentage terms (the EBIT margin before restructuring charges increased to 10.1% from 7.8%).

Both the Original Equipment channel and the Replacement channel reported market growth in the first half compared with the same period in 2009. In Original Equipment, in particular, there was growth in all areas of reference, with Europe up 22%, Nafta +73% and Mercosur +17%; in the Replacement channel +11% in Europe,  +8% in Nafta and 20% growth in Mercosur).

In the Industrial business (Industrial Vehicle tyres and Steelcord) revenues amounted to 708.6 million euros overall, up 30.3% compared with 543.9 million euros in the same period of 2009, while EBIT from ordinary business before restructuring charges stood at 71.0 million euros, or 10% of sales, compared with 50.1 million euros in the first half of 2009, with a margin on sales of 9.2%.
The organic increase in sales was 24.9%: sales volumes were overall 16.9% greater than in the first half of 2009, the price/mix variation was 8.0%, and the positive impact from exchange rates was 5.4%.

Second quarter sales revenue amounted to 379.5 million euros (287.5 million euros in the second quarter of 2009) and EBIT from ordinary business before restructuring charges of 42.4 million euros (31 million euros in the second quarter of 2009), with improvement in the sales margin to 11.2% compared with 10.8% in the second quarter of 2009.
In the Industrial segment, market performance recovered in both sales channels compared with the critical scenario in the first half of 2009, in particular in the Mercosur area (+63% in Original Equipment and +23% in Replacement). In Europe growth was also positive: +27% in the Replacement channel and +30% in Original Equipment.

Employees as of 30 June 2010 counted 29.048, an increase of 1.567 (of which 1.023 temporary) compared with 31 December 2009.

Pirelli Eco Technology

Pirelli Eco Technology, the company in the group operating in sustainable mobility, reported revenue growth in the first half of 24% to 35.1 million euros, with  a contribution of 14.9 million euros from particulate filters (3,457 filter systems sold in the first half of the year, compared with 1,948 in the first six months of 2009) and 20.2 million euros from Gecam white diesel fuel. EBIT was negative for 3.5 million euros compared with a negative EBIT of 5.5 million euros in the same period of 2009, and the company reported a net loss of 5 million euros (6.6 million euros in the first half of 2009).

The business, which during the first half of the year was under pressure from an increase in excise duties and a contraction in volumes from Gecam, focused on development and growth of the Retrofit particulate filter line (Feelpure filter systems). Production of silicon carbide filters in China is set to begin in the fourth quarter of this year.

The net financial position, which was negative for 37.2 million euros, was significantly improved over the - 47.2 million euro figure as of 31 December 2009.

Pirelli RE

In the first half of 2010, Pirelli RE continued its trend of improving all the main business and financial indicators, compared with the same period in 2009. At operating level, EBIT reached 17.9 million euros (compared with -9.2 million euros in the first half of 2009), while EBIT from service activities stood at 11.2 million euros (-3.2 million euros in the same period of 2009). The consolidated attributable net result was a loss of 20.9 million euros, less than half the loss of 42.3 million euros in the first half of 2009. This figure was influenced in particular by real estate writedowns amounting to about 18.3 million euros, while in the first half of 2009 the balance between writedowns and revaluations had been negative for about 4.8 million euros. Based on these results, the company confirmed all its business and financial targets for year end. For further information on the performance of Pirelli RE please refer to the company’s press release of 28 July 2010.

Board approves bond issue up to maximum 800 million euros

In order to optimize the debt structure of the group through diversification of sources of financing and lengthening of the average duration of debt, the Board of Directors approved the issue of non-convertible bonds up to a maximum par value of 800 million euros, to be placed, possibly in more than one transaction, on the Eurobond market and listed on the Luxembourg Stock Exchange, or another regulated market. Final terms of the transactions will be determined and communicated to the market at the time of pricing, on the basis of market conditions. The bond issue can take place within 12 months of the board resolution and the bonds, of a duration of not more than 10 years, may be placed  exclusively with qualified Italian and/or non-Italian investors (with the exception of investors in the United States of America, Canada, and Japan).

VIittorio Malacalza coopted to the Board

The Board of Directors took note of the resignation of Director and Vice Chairman Carlo Puri Negri, thanking him for the contribution he made to the company over the years. The Board also proceeded to coopt Vittorio Malacalza . The curriculum vitae of Vittorio Malacalza will be available on the website www.pirelli.com.

Prospects for the current year

The positive performance of Pirelli Tyre in the first half of the year, and the current market scenario, allow for a further improvement of targets for the current year, following the improvement of targets in May, on occasion of the presentation of the results of the first quarter of 2010. For the Pirelli group, excluding Pirelli RE, revenues are forecast between 4.8 billion euros and 4.9 billion euros, up from 4.6-4.7 billion euros estimated in May, with an EBIT margin improving to about 7% compared with the previous estimate of at least 6.5%. The investment plans for development of manufacturing capacity are expected to increase to more than 350 million euros, compared with more than 300 million euros estimated previously, with confirmation of the target of a negative net financial position of about 700 million euros.

For Pirelli Tyre, in particular, the results obtained in the first half show significant growth in volumes which, associated with skill in use of the price/mix factor and industrial efficiencies, allow for countering the rise in the cost of raw materials, also considering the trend in exchange rates between the euro and the other major currencies. If the markets maintain their positive trend, it is possible to forecast organic growth of sales revenue of up to 15%, improved over the organic growth of more than 10% foreseen in May, and EBIT in absolute value of at least 360 million euros, compared with 320-330 million euros previously forecast.

Pirelli will present the new  2011-2013 three-year plan to the financial community in November.

Events subsequent to 30 June 2010

On 15 July 2010 the Shareholders’ meeting of Pirelli & C. SpA resolved in an extraordinary session to cancel the par value of ordinary and savings shares, and a reverse stock split (which began on 26 July 2010) in the ratio of 1 ordinary or savings share for each 11 shares of the same category held, and related amendments to the By-laws.

In the same Shareholders’ meeting, the shareholders also approved, following amendment of art. 5 of the By-laws, the separation of Pirelli RE from the Pirelli group through proportional assignment to ordinary and savings shareholders of Pirelli & C. of 487,231,561 ordinary shares of Pirelli RE held by the company. To this end, reduction of the share capital for the amount of Euro 178,813,982.89 was approved, corresponding to the value of the Pirelli RE stake being assigned, determined on the basis of the official Pirelli RE share price as of 14 July 2010. It is expected that the assignment of the Pirelli RE shares, in the ratio of one ordinary Pirelli RE share for each ordinary or savings share of Pirelli & C. held after the reverse stock split, will occur by the end of October, once the terms provided by applicable law have elapsed.

***

Conference call

Results of the period ended on 30 June 2010 will be illustrated today at 5 p.m. Milan time during a conference call, in which the Chairman of Pirelli & C. SpA, Marco Tronchetti Provera, and the top management of the group will intervene. Journalists will be able to follow the presentation by telephone, without the possibility to ask questions, by calling the number +39.06.3348.5042. The presentation will also be available via webcast – in real time – on the website www.pirelli.com in the Investor Relations section, where it will be possible to consult the slides.

The half-year financial statements as of 30 June 2010 will be available to the public at the company’s headquarters and at Borsa Italiana SpA, and published on the company’s website (www.pirelli.com), by the end of the day on 6 August 2010.

***

The Manager mandated to draft corporate accounting documents of Pirelli & C. S.p.A., Francesco Tanzi, declares – as per art. 154-bis, comma 2 of the Testo Unico della Finanza – that the accounting information contained in this press release corresponds to the documented results, books and accounting registers.

***

This Press Release is not an offer for the purchase of bonds in the United States. The bonds have not, and will not, be registered as per the United States Securities Act del 1933, as modified (“Securities Act”), or in the terms of any financial regulation in any of the states of the United States, or on behalf or to the benefit of a "U.S. person", as per the definition given by Regulation S of the Securities Act, unless within the limits of applicable exceptions, i.e., an operation not subject to registration requirements under the Securities Act.
This Press Release is not a public offer of financial products in Italy, as per art. 1, para. 1, letter. t), of Legislative Decree N°58 of 24 February 1998 .
This Press Release is exclusively aimed at subjects (i) outside the United Kingdom; (ii) with professional credentials in maters pertaining to financial investments, as per art. 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as modified (“Order”) or (iii) covered by the definition of art. 49, second para. from a) to d) of the Order or (iv) those to whom this Press Release may be sent without violating the terms of article 21 of the Financial Services and Markets Act 2000 (collectively identified as “relevant persons”). This Press Release is aimed solely at such relevant persons who may not pass it on to others. All forms of investment referred to by this Press Release is exclusively reserved to relevant persons and may only be effected by relevant persons.
This Press Release is not an offer of sale or an invitation to invest in financial products. Moreover, bonds may not be sold in any country or jurisdiction in which such an offer might be considered illegal. No action has or will be taken to permit a public offer of the bonds under any jurisdiction, including in Italy.
This Press Release (and the information contained herein) is not for publication, either directly or indirectly, in the United States of America.

In this press release, in addition to the financial performance measures established by IFRS, certain non-IFRS measures originated from the latter are presented although they are not required by IFRS (“Non-GAAP Measures”). These performance measures are presented for purposes of a better understanding of the trend of operations of the Group and should not be construed as a substitute for the information required by IFRS. Specifically, the “Non- GAAP Measures” used are described as follows:

Gross operating profit (EBITDA): this financial measure is used by the Group as the financial target in internal business plans and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group as a whole and for each single segment, in addition to EBIT. EBITDA is an intermediate performance measure represented by the Operating Income from which amortization of material and immaterial fixed assets are subtracted.

Fixed assets: this is the sum of the items “material fixed assets”, “immaterial fixed assets”, “investments in related companies and JVs”, and “other financial as sets”.

Funds: this is the sum of the items “funds for risks and charges (current and non current)”, “funds for personnel” and “funds for deferred taxes”.

Net working capital: this includes all the other items not included in the two items “net equity” and “net financial position”.

Net financial position: this represents gross financial debt minus cash and other equivalent liquidity, as well as other financial credits.

***

Pirelli Press Office – Tel. +39 02 64424270 – pressoffice@pirelli.com
Pirelli Investor Relations – Tel. +39 02 64422949 – ir@pirelli.com
www.pirelli.com

***
Attached are prospectuses related to the profit and loss account, to equity data in summary and to consolidated financial reports. In accordance with Consob Communication no. 6064291 of 28 July 2006, the company notes that these attachments are not subject to review by the auditing company.

PIRELLI & C. S.p.A. GROUP

(million euros)
	06/30/2010	06/30/2009	12/31/2009

Sales	2,426.5	2,026.2	4,198.5
Gross operating profit before restructuring expenses	307.1	228.7	513.1
% on sales	12.7%	11.3%	12.2%
Operating profit before restructuring expenses	201.3	128.5	309.4
% on sales	8.3%	6.3%	7.4%
Restructuring expenses	(7.9)	(9.7)	(55.7)
Operating profit	193.4	118.8	253.7
% on sales	8.0%	5.9%	6.0%
Earnings (losess) from investments	(4.0)	(7.0)	(11.6)
Financial income (expenses)	(38.0)	(38.4)	(69.8)
Income taxes	(70.6)	(43.1)	(90.1)
Income (loss) from continuing operations	80.8	30.3	82.2
Discontinued operations	(256.4)	(42.7)	(104.8)
Total income (loss)	(175.6)	(12.4)	(22.6)

Income (loss) attributable to Pirelli & C. S.p.A.	(165.5)	6.3	22.7
Earnings per share (in euro)	(0.031)	0.001	0.004

Fixed assets	3,022.3	3,581.9	3,596.2
Net working capital	296.5	627.3	221.8
Net capital invested in continuing operations	3,318.8	4,209.2	3,818.0
Net capital invested in discontinued operations	557.6
Equity	2,316.3	2,369.6	2,494.7
Funds, continuing operations	803.1	732.0	794.5
Funds, discontinued operations	60.1
Net financial (liquidity) / debt position continuing operations	635.1	1,107.6	528.8
Net financial (liquidity) / debt position discontinued operations	61.8

Equity attributable to the equity holders of Pirelli & C. S.p.A.	2,004.9	2,202.1	2,175.0
Equity per share (in euro)	0.373	0.410	0.405

Headcount (number at period-end)	30,989	29,525	29,570
Factories	21	21	21

Pirelli & C. shares
ordinary shares (number in millions)	5,233.1	5,233.1	5,233.1
of which treasury shares	3.9	3.9	3.9
savings shares (number in millions)	134.8	134.8	134.8
of which treasury shares	4.5	4.5	4.5
Total shares (number in millions)	5,367.9	5,367.9	5,367.9

Data by Business Sector

06/30/2010 (million Euros)
	Tyre	Eco Technology	Broadband Access	Others (*)	Total

Sales	2,325.3	35.1	57.8	8.3	2,426.5
Gross operating profit (loss) before restructuring exp.	323.9	(2.3)	1.9	(16.4)	307.1
Operating profit (loss) before restructuring exp.	225.2	(3.5)	1.5	(21.9)	201.3
Restructuring expenses	(7.9)	-		-	(7.9)
Operating profit (loss) (EBIT )	217.3	(3.5)	1.5	(21.9)	193.4
Earnings (losses) from investments	0.4	-	-	(4.4)	(4.0)
Financial income (expenses)	(38.7)	(0.9)	2.5	(0.9)	(38.0)
Income taxes	(68.6)	(0.6)	(0.2)	(1.2)	(70.6)
Income (loss) from continuing operations	110.4	(5.0)	3.8	(28.4)	80.8
Income from discontinued operations	-	-	-		(256.4)
Income (loss)	110.4	(5.0)	3.8	(284.8)	(175.6)

Net financial (liquidity) / debt position continuing operations	1,212.9	37.2	(24.3)	(590.7)	635.1
Net financial (liquidity) / debt position discontinued operations					61.8
Net financial (liquidity) / debt position					696.9

06/30/2009 (million Euros)
	Tyre	Eco Technology	Broadband Access	Others (*)	Total
Sales	1,915.9	28.3	72.8	9.2	2,026.2
Gross operating profit (loss) before restructuring exp.	240.8	(4.4)	3.2	(10.9)	228.7
Operating profit (loss) before restructuring exp.	146.5	(5.5)	2.7	(15.2)	128.5
Restructuring expenses	(9.7)	-	-	-	(9.7)
Operating profit (loss) (EBIT )	136.8	(5.5)	2.7	(15.2)	118.8
Earnings (losses) from investments	3.8	-	-	(10.8)	(7.0)
Financial income (expenses)	(43.0)	(1.1)	0.7	5.0	(38.4)
Income taxes	(43.4)	-	0.7	(0.4)	(43.1)
Income (loss) from continuing operations	54.2	(6.6)	4.1	(21.4)	30.3
Income from discontinued operations	-	-	-	-	(42.7)
Income (loss)	54.2	(6.6)	4.1	(21.4)	(12.4)

Net financial (liquidity) / debt position	1,467.0	32.8	(31.9)	(697.7)	1,107.6

(*) The item includes Pirelli Ambiente, PZero S.r.l., all the financial companies (including the parent company), the other services companies, and for Sales, items eliminated in the consolidation phase

Cash Flow Statement

( million Euros)
	1Q 2010	1Q 2009	2Q 2010	2Q 2009	1H 2010	1H 2009
Operating profit (EBIT) before restructuring exp.	90.4	52.5	110.9	76.0	201.3	128.5
Amortization	51.8	49.7	54	50.5	105.8	100.2
Material and Immaterial Investments	(50.1)	(36.3)	(85.4)	(29.1)	(135.5)	(65.4)
Variation working capital/other	(156.7)	(258.8)	40.7	77.0	(116.0)	(181.8)
FREE CASH FLOW	(64.6)	(192.9)	120.2	174.4	55.6	(18.5)
Financial income/expenses	(16.5)	(20.4)	(21.5)	(18.0)	(38.0)	(38.4)
Income taxes	(30.5)	(24.2)	(40.1)	(18.9)	(70.6)	(43.1)
OPERATING CASH FLOW	(111.6)	(237.5)	58.6	137.5	(53.0)	(100.0)
Financial Investments/divestments	-	37.9	-	78.1	-	116.0
Dividends paid out	-	-	(85.1)	(2.4)	(85.1)	(2.4)
Cash Out for restructuring	(34.0)	(39.0)	(10.4)	(8.3)	(44.4)	(47.3)
Pirelli & C. Real Estate net cash flow	(14.0)	(19.8)	(6.5)	(28.1)	(20.5)	(47.9)
Exchange rate differences/other	10.0	7.2	24.9	(5.5)	34.9	1.7
NET CASH FLOW	(149.6)	(251.2)	(18.5)	171.3	(168.1)	(79.9)